SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 11
to
SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.
(Name of Subject Company)

GREAT WOLF RESORTS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

391523107
(CUSIP Number of Class of Securities)

James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
525 Junction Road, Suite 6000 South
Madison, Wisconsin  53717
(608) 662-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey D. Marell
Kelley D. Parker
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 to the Schedule 14D-9 (“Amendment No. 11”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on March 13, 2012 (as amended, the “Schedule 14D-9”), by Great Wolf Resorts, Inc., a Delaware corporation (the “Company”) as amended by Amendment No. 1 to the Schedule 14D-9 filed on March 15, 2012, Amendment No. 2 to the Schedule 14D-9 filed on March 20, 2012, Amendment No. 3 to the Schedule 14D-9 filed on April 4, 2012, Amendment No. 4 to the Schedule 14D-9 filed on April 5, 2012, Amendment No.5 to the Schedule 14D-9 filed on April 9, 2012, Amendment No. 6 to the Schedule 14D-9 filed on April 16, 2012, Amendment No. 7 to the Schedule 14D-9 filed on April 18, 2012,  Amendment No. 8 to the Schedule 14D-9 filed on April 19, 2012, Amendment No. 9 to the Schedule 14D-9 filed on April 19, 2012 and Amendment No. 10 to the Schedule 14D-9 filed on April 20, 2012.  The Schedule 14D-9 relates to the tender offer (the “Offer”) by K-9 Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement, dated as of March 12, 2012, by and between the Company and Registrar and Transfer Company, as rights agent (the “Rights” and together with the Company’s common stock, the “Common Shares,” and each a “Common Share”) (including any restricted shares), upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase, dated March 13, 2012, (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letters of Transmittal (as amended or supplemented from time to time), copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(D) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 11 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  The primary purpose of this amendment is to reflect the increase in the Offer Price, as announced by Offeror.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

ITEM 1.                  SUBJECT COMPANY INFORMATION.

1.              Item 1, Subject Company Information, subsection (b), “Class of Securities”, is hereby amended and restated in its entirety as follows:

“The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement (as defined herein) (the “Rights” and together with the Company’s common stock, the “Common Shares,” each a “Common Share,” and, the holders of such Common Shares, “Stockholders”). As of the close of business on April 19, 2012, there were 250,000,000 Common Shares authorized, of which 33,386,249 were issued and outstanding (including 1,639,825 Restricted Shares (as defined herein), of which 523,552 represent stock-denominated performance awards that were converted into Restricted Shares upon the signing of the Merger Agreement (as defined below)).”

ITEM 2.                  IDENTITY AND BACKGROUND OF FILING PERSON.

1.              Item 2, Identity and Background of Filing Person, subsection (b), “Tender Offer of K-9 Acquisition, Inc.—Increase in the Offer Price” is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

“On April 20, 2012, the Offeror increased the consideration to be offered pursuant to the Offer to $7.85 per Common Share, upon the terms and subject to the conditions set forth in the Third Amendment and Supplement to the Offer to Purchase (the “Third Supplement”) contained in Amendment No. 5 to the Tender Offer Statement on Schedule TO, dated April 20, 2012 (the “Third Amended Schedule TO”) (together, the “Third Amended Offer”). The Third Amended Offer is being made pursuant to the Merger Agreement, as amended by the Third Amendment to the Agreement and Plan of Merger, dated as of April 20, 2012, by and among Parent, Merger Sub and the Company (the “Third Merger Agreement Amendment”).  In connection with increasing the consideration to be offered pursuant to the Offer, Offeror extended the Offer until 9:00 am, New York City time, on May 4, 2012, subject to extension in certain circumstances as required or permitted by the Third Merger Agreement Amendment and applicable law.

A copy of the Third Supplement is filed as Exhibit (a)(1)(U) hereto and is incorporated herein by reference in its entirety. The terms and conditions of the Third Amended Offer, related procedures and withdrawal rights, and related documents described and contained in the Offer to Purchase, as amended and supplemented by the Third Supplement, are incorporated herein by reference.

In order to reflect the increase in the $7.00 per Common Share price, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), all references in the Schedule 14D-9, as amended  (and the associated Form 14F-1 filed with the SEC on March 30, 2012, as it may be amended), to ‘$7.00 per Common Share,’ as the Offer Price, are hereby replaced, as appropriate, with ‘$7.85 per Common Share.’”

ITEM 3.                   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

1.             Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (a), “Arrangements with Directors and Executive Officers of the Company— Consideration Payable to Directors and Executive Officers Pursuant to the Offer in respect of Common Stock” on page 4 of Schedule 14D-9, is hereby amended and supplemented by replacing the date in the second sentence with “April 19, 2012” and by replacing the aggregate amount of cash in the final sentence with “$11,608,133”.

2.             Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (a), “Arrangements with Directors and Executive Officers of the Company— Consideration Payable to Directors and Executive Officers Pursuant to the Offer in Respect of Restricted Shares” on page 5 of the Schedule 14D-9, is hereby amended and supplemented by replacing the date in the first sentence with “April 19, 2012” and by replacing the aggregate amount of cash in the final sentence with “$10,493,597”.

3.             Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (a), “Arrangements with Directors and Executive Officers of the Company— Effect of Consummation of Offer and Merger on Restricted Shares and Stock Awards” on page 5 of the Schedule 14D-9, is hereby amended and supplemented by replacing the aggregate amount of cash in the final sentence with “$10,493,597”.

4.             Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (b), “Arrangements with Parent — The Merger Agreement,”  on page 10 of the Schedule 14D-9, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

On April 20, 2012, Parent, Merger Sub and the Company entered into the Third Merger Agreement Amendment. The summary of the Third Merger Agreement Amendment contained in Section 11 of the Offer to Purchase, as amended and supplemented by the Third Supplement, which is being filed as Exhibit (d)(11) to the Third Amended Schedule TO, are incorporated herein by reference. Such summary is qualified in its entirety by reference to the Third Merger Agreement Amendment, which has been filed as Exhibit (e)(20) and is incorporated herein by reference.

5.             Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (b), “Arrangements with Parent — Equity Commitment,”  on page 10 of the Schedule 14D-9, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

As an inducement to Great Wolf Resorts to enter into the Third Merger Agreement Amendment and undertake the transactions contemplated thereby, including the Third Amended Offer and the Merger, Parent has provided Great Wolf Resorts with a copy of an executed amended and restated equity commitment letter (the “Third Equity Commitment Letter Amendment”) pursuant to which the Apollo Funds have committed, subject to the conditions of the Third Equity Commitment Letter Amendment, to provide $287.1 million of equity financing. In certain circumstances, Great Wolf Resorts is a third-party beneficiary of the Third Equity Commitment Letter Amendment. The foregoing summary of the Third Equity Commitment Letter Amendment does not purport to be complete and is qualified in its entirety by reference to the Third Equity Commitment Letter Amendment, which is filed as Exhibit (e)(21) hereto and is incorporated herein by reference.

6.             Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (b), “Arrangements with Parent — Limited Guarantee,”  on page 11 of the Schedule 14D-9, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

In addition to the Third Equity Commitment Letter Amendment, the Apollo Funds have provided Great Wolf Resorts with an amended and restated limited guarantee (the “Third Limited Guarantee Amendment”) in favor of Great Wolf Resorts guaranteeing the payment of up to $20 million for (x) any reverse termination fee payable by Parent, (y) indemnification obligations owing to Great Wolf Resorts and its subsidiaries in connection with the arrangement of financing by Parent or the Offeror in connection with the transactions contemplated by the Third Merger Agreement Amendment and (z) damages resulting from a willful and material breach of the Merger Agreement or fraud to the extent such damages survive termination of the Merger Agreement, in each case pursuant to the terms of the Merger Agreement, as amended by the Third Merger Agreement Amendment. The foregoing summary of the Third Limited Guarantee Amendment does not purport to be complete and is qualified in its entirety by reference to that document, which includes certain conditions and limitations including termination provisions and is filed as Exhibit (e)(22) hereto and is incorporated herein by reference.

ITEM 4.                   THE SOLICITATION OR RECOMMENDATION.

1.             Item 4, The Solicitation or Recommendation, subsection (a), “Solicitation/Recommendation”, is hereby amended and supplemented by adding the following at the end thereof, on page 13 of the Schedule 14D-9:

“At a meeting held on April 20, 2012, the Board of Directors unanimously determined that the Third Amended Offer is fair to and in the best interests of the holders of Common Shares (including Restricted Shares) and resolved to recommend to the stockholders of the Company that they accept the Third Amended Offer, tender their Common Shares (including Restricted Shares) into the Third Amended Offer, on the terms and subject to the conditions of the Merger Agreement, as amended by the Third Merger Agreement Amendment.

Accordingly, for the reasons described in more detail below, the Board of Directors unanimously recommends that holders of Common Shares (including Restricted Shares) accept the Second Amended Offer and tender their Common Shares (including Restricted Shares) in the Third Amended Offer.”

2.             Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction—Background of the Merger” of the Schedule 14D-9, is hereby amended and supplemented by adding the following at the end thereof:

“On the evening of April 19, 2012, the Apollo Parties delivered a binding offer to the Company to surpass KSL’s offer price of $7.25 per common share of the Company conditioned upon the Company agreeing to proportionally increase the Company Termination Fee from $9.33 million to $10.467 million dollars (comprised of a $7.792 million termination fee and reimbursement of expenses up to $2.675 million) (the “April 19 Binding Apollo Offer”).  Akin Gump also delivered to Paul Weiss a draft Third Merger Agreement Amendment, Third Equity Commitment Letter Amendment and Third Limited Guarantee Amendment. Other than changes necessary to reflect the increased Offer Price and Company Termination Fee, these documents were substantially similar to the documents executed by the parties on April 18, 2012.  Paul Weiss and Akin Gump then met telephonically to discuss aspects of the offer documents.

On the morning of April 20, 2012, the Board of Directors held a telephonic meeting attended by Mr. Calder and Mr. Robinson and representatives of Deutsche Bank, Paul, Weiss, and Young Conaway.  In consultation with its independent financial and legal advisors, the Board of Directors considered and evaluated the April 19 Binding Apollo Offer as compared to the April 18 Binding KSL Offer.  The Board of Directors reviewed the terms of proposed Third Merger Agreement Amendment and the Third Amended Offer. During the meeting, a representative of Deutsche Bank reviewed for the Board of Directors financial analyses relating to the Company and the Third Amended Offer. A representative of Deutsche Bank also reviewed for the Board of Directors a draft of the opinion Deutsche Bank intended to deliver to the Company to the effect that, as of the proposed date of the Third Merger Agreement Amendment and based upon and subject to the various qualifications, limitations and assumptions set forth therein, including for this purpose assuming the draft provided for $7.85 per Common Share in cash to be received by the stockholders of the Company in the Third Amended Offer and the Merger, the consideration to be received by holders of Common Shares (including Restricted Shares) (other than certain excluded persons) in the Third Amended Offer and the Merger is fair to the Company’s stockholders from a financial point of view. Thereafter, the Board of Directors determined, after consultation with its legal and financial advisors, that the adjustments in the terms and conditions of the Merger Agreement to implement the April 19 Binding Apollo Offer would result in a transaction that would be no less favorable to the stockholders of the Company than the April 18 Binding KSL Offer.  The Board of Directors therefore determined that, in light of the April 19 Binding Apollo Offer, the April 18 Binding KSL Offer no longer constituted a Superior Proposal (as defined in the Merger Agreement, as amended). The Board of Directors unanimously approved and declared advisable the Merger Agreement, as amended by the Third Merger Agreement Amendment, the Merger and the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, including the Third Amended Offer, declared that it is in the best interests of the stockholders of the Company that the Company enter into the Third Merger Agreement Amendment, and consummate the Merger and the other transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, directed that, to the extent required by applicable law, the adoption of the Merger Agreement, as amended by the Third Merger Agreement Amendment, be submitted to a vote at a meeting of the stockholders of the Company, and resolved and agreed to recommend to the stockholders of the Company that they accept the Third Amended Offer, tender their Shares into the Third Amended Offer and, to the extent required by applicable law, vote in favor of the approval and adoption of the Merger Agreement, as amended by the Third Merger Agreement Amendment, and the transactions contemplated thereby including the Merger and the Third Amended Offer, in each case on the terms and subject to the conditions of the Merger Agreement, as amended by the Third Merger Agreement Amendment.

Immediately following the Board of Directors meeting on April 20, 2012, the parties executed the Third Merger Agreement Amendment. Thereafter, Parent and the Company issued a joint press release announcing the Third Merger Agreement Amendment, the increased Offer Price contemplated thereby and an extension of the Offer to May 4, 2012. The Company then informed KSL and Simpson Thacher that the Board of Directors determined that the April 18 Binding KSL Offer no longer constituted a Superior Proposal and therefore was no longer proceeding with its consideration and evaluation of the April 18 Binding KSL Offer and requested return or destruction of all diligence material provided.

On April 20, 2012, the Company filed a Current Report on Form 8-K with the SEC relating to the joint press release announcing the Third Merger Agreement Amendment. The Company also filed an amendment to the Schedule 14D-9 with the SEC relating to the joint press release.

On April 20, 2012, the Offeror filed the Third Supplement and Third Amended Schedule TO increasing the consideration to be offered pursuant to the Third Amended Offer to $7.85 per Common Share and further extended the Third Amended Offer until 9:00 am, New York City time, on May 4, 2012.

During the Third Amended Offer, the Company intends to have ongoing contacts with Parent and Offeror.”

3.             Item 4, The Solicitation or Recommendation, subsection (c), “Reasons for the Recommendation — Expected Benefits of the Offer and the Merger”, is hereby amended and supplemented by adding the following at the end thereof:

“In reaching its determination to recommend that the Stockholders accept the Third Amended Offer and tender their Common Shares into the Third Amended Offer, the Board of Directors considered, in consultation with its outside legal and financial advisors and the Company’s senior management, the same factors (updated in light of the events described above and for the terms of the Third Merger Agreement Amendment) as described above with respect to the Offer and Merger and, in addition, considered that the Third Amended Offer provided for $0.85 per Common Share of additional cash value as compared to the Second Amended Offer and for $0.60 per Common Share of additional cash value as compared to the April 18 Binding KSL Offer. The Board of Directors also considered:

—
That under the terms of Merger Agreement, as amended by the Third Merger Agreement Amendment, the Third Amended Offer will either be adjusted to match or exceed a subsequent Superior Proposal, if any, including any subsequent Superior Proposal submitted by KSL, or will be terminated so that the Company can accept the Superior Proposal.

—
That under the terms of the Merger Agreement, as amended by the Third Merger Agreement Amendment,  the Company is required to make the recommendation herein no later two business days following the date of execution of the Third Merger Agreement Amendment and the Company retained the power to withdraw, modify, amend or qualify its recommendation and to terminate the Merger Agreement if a Superior Proposal was made and was not matched or exceeded within the time period specified under the Merger Agreement.

—
That under the terms of the Merger Agreement, as amended by the Third Merger Agreement Amendment, the Company is not permitted to change its recommendation without giving the Apollo Parties the same notice and opportunity to match as they have with respect to a Superior Proposal.

In addition to consideration of the increase in additional cash value as compared to the April 18 Binding KSL Offer, the Board of Directors considered the following material factors in concluding that the Third Amended Offer is both procedurally fair and advisable to all Stockholders:

—
The historical market prices, volatility and trading information with respect to the Common Shares. Specifically, the Board of Directors noted that the Third Amended Offer represented an approximately 171.4% premium over Great Wolf Resorts’ average closing price over the six months preceding the announcement of the Merger Agreement, an approximately 136.1% premium over Great Wolf Resorts’ average closing price over the ninety-days preceding the announcement of the Merger Agreement and an approximately 87.4% premium over the closing price of the Common Shares on March 12, 2012 (the last trading day prior to the execution of the Merger Agreement).

—
The opinion, dated April 20, 2012, from Deutsche Bank as to the fairness, from a financial point of view and as of such date, of the $7.85 per Common Share cash consideration to be received in the Third Amended Offer, taken together, by holders of Common Shares. The full text of Deutsche Bank’s written opinion, dated as of April 20, 2012, which sets forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with its opinion, is attached as Exhibit (a)(2)(D) to this filing and is incorporated herein by reference in its entirety. Deutsche Bank’s opinion has been approved and authorized for issuance by a fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors and the Strategic Review Committee in connection with and for the purpose of its evaluation of the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment. Deutsche Bank’s opinion is limited to the fairness of the Third Amended Offer, from a financial point of view, to the shareholders of Great Wolf Resorts, other than Parent and any subsidiary of Parent that holds Common Shares. Deutsche Bank’s opinion does not address any other terms of the Merger Agreement or the transactions contemplated thereby, nor does it address the terms of any other agreement entered into or to be entered into in connection therewith. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the transactions contemplated by the Merger Agreement, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Great Wolf Resorts, nor did it address the fairness of the contemplated benefits of the transactions contemplated by the Merger Agreement, in each case as amended by the Third Merger Agreement Amendment. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Great Wolf Resorts to engage in the transactions contemplated by the Merger Agreement, as amended, or the relative merits of the transaction as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to whether or not any holder of Common Shares should tender Common Shares pursuant to the Offer or how any holder of Common Shares should vote with respect to the Merger. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Great Wolf Resorts’ officers, directors, or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement, as amended, relative to the Transaction Consideration. The summary of Deutsche Bank’s opinion set forth in this filing is qualified in its entirety by reference to the full text of Deutsche Bank’s opinion set forth as Exhibit (a)(2)(D). Great Wolf Resorts’ stockholders are urged to read Deutsche Bank’s opinion in its entirety.

—
As compared to entering into a merger agreement with another third party, including KSL, entry into the Third Merger Agreement Amendment did not require the Company to pay Parent a $6.948 million termination fee and reimbursement of Parent’s expenses up to $2.385 million immediately upon execution.

—
The expected time needed to consummate the transactions contemplated by the Third Merger Agreement Amendment and the Third Amended Offer as compared to other potential transactions with another third party, including KSL.

In addition to the risks previously considered by the Board of Directors with respect to the Offer and Merger Agreement, the Board of Directors also considered the following additional potential risks associated with the Third Amended Offer in connection with its evaluation of the fairness of the proposed transaction:

—
The provision in the Third Merger Agreement Amendment requiring Great Wolf Resorts to pay, if the Merger Agreement is terminated under certain circumstances, a $7.792 million termination fee and reimburse Parent’s expenses up to $2.675 million.

In view of the wide variety of factors considered by the Board of Directors, and the complexity of these matters, the Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board of Directors may have assigned different weights to various factors. The Board of Directors approved and recommended the Second Amended Offer based upon the totality of the information presented to and considered by it.”

ITEM 5.                   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

1.             Item 5, Persons/Assets Retained, Employed, Compensated or Used, is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

“Revised Opinion of the Financial Advisor to the Great Wolf Resorts Board of Directors

The Board of Directors retained Deutsche Bank to provide financial advisory services in connection with the Board of Directors’ consideration of strategic alternatives available to Great Wolf Resorts and to act as Great Wolf Resorts’ financial advisor in connection with the transaction. Great Wolf Resorts selected Deutsche Bank to act as Great Wolf Resorts’ financial advisor on the basis of Deutsche Bank’s qualifications, expertise and reputation as a financial advisor in strategic transactions and its familiarity with Great Wolf Resorts and its business. On April 20, 2012, at a meeting of the Board of Directors held to evaluate the transaction, Deutsche Bank delivered to the Board of Directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 20, 2012, to the effect that, as of the date of the opinion and based on and subject to the factors, assumptions and limitations described in its opinion, the consideration to be paid to holders of Common Shares (including Restricted Shares) (other than certain excluded persons) in the transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion, dated April 20, 2012, of Deutsche Bank, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Exhibit (a)(2)(D) to this Schedule 14D-9 and is incorporated by reference herein in its entirety. We urge you to read the opinion carefully in its entirety. Deutsche Bank provided its opinion to the Board of Directors for the information and assistance of the Board of Directors in connection with its consideration of the transaction. Deutsche Bank’s opinion does not address any other aspect of the transaction and does not constitute a recommendation as to whether the Board of Directors should recommend or proceed with the transaction, nor does it constitute a recommendation to any Stockholder as to whether such Stockholder should tender its Common Shares (including Restricted Shares) in connection with the Offer or how such Stockholder should vote or act with respect to the transaction or any related matter.

Deutsche Bank has acted as financial advisor to the Board of Directors and the Strategic Review Committee of the Board of Directors in connection with the Merger Agreement, as amended by the Third Merger Agreement Amendment, and the transactions contemplated thereby. On April 20, 2012, Deutsche Bank delivered its oral opinion during a meeting of the Board of Directors, and subsequently confirmed its oral opinion in a written opinion to the Board of Directors, indicating that, as of April 20, 2012, the date of such written opinion, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the opinion, the consideration to be paid pursuant to the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment (the “Transaction Consideration”), was fair, from a financial point of view, to the shareholders of Great Wolf Resorts, other than Parent and any subsidiary of Parent that holds Common Shares.

The full text of Deutsche Bank’s written opinion, dated as of April 20, 2012, which sets forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with its opinion, is attached as Exhibit (a)(2)(D) to this filing and is incorporated herein by reference in its entirety. Deutsche Bank’s opinion has been approved and authorized for issuance by a fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors and the Strategic Review Committee in connection with and for the purpose of its evaluation of the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment. Deutsche Bank’s opinion is limited to the fairness of the Transaction Consideration, from a financial point of view, to the shareholders of Great Wolf Resorts, other than Parent and any subsidiary of Parent that holds Common Shares. Deutsche Bank’s opinion does not address any other terms of the Merger Agreement, as amended by the Third Merger Agreement Amendment, or the transactions contemplated thereby, nor does it address the terms of any other agreement entered into or to be entered into in connection therewith. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Great Wolf Resorts, nor did it address the fairness of the contemplated benefits of the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Great Wolf Resorts to engage in the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, or the relative merits of the transaction as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to whether or not any holder of Common Shares should tender shares pursuant to the Offer or how any holder of Common Shares should vote with respect to the Merger. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Great Wolf Resorts’ officers, directors, or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, relative to the Transaction Consideration. The summary of Deutsche Bank’s opinion set forth in this filing is qualified in its entirety by reference to the full text of Deutsche Bank’s opinion set forth as Exhibit (a)(2)(D) to this filing. Great Wolf Resorts’ stockholders are urged to read Deutsche Bank’s opinion in its entirety.

In connection with Deutsche Bank’s role as financial advisor to the Board of Directors, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information relating to Great Wolf Resorts prepared and furnished to Deutsche Bank by management of Great Wolf Resorts. Deutsche Bank has also held discussions with certain senior officers and other representatives and advisors of Great Wolf Resorts regarding its businesses and prospects. In addition, Deutsche Bank has:

—	reviewed the reported prices and trading activity for the Common Shares,

—
to the extent publicly available, compared certain financial and stock market information for Great Wolf Resorts with, to the extent publicly available, similar information for certain other companies Deutsche

Bank considered relevant whose securities are publicly traded;

—	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which Deutsche Bank deemed relevant;

—	reviewed the Merger Agreement, as amended by the Third Merger Agreement Amendment, and certain related documents; and

—	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Great Wolf Resorts, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, with the knowledge and permission of the Board of Directors, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of Great Wolf Resorts or any of its subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Great Wolf Resorts under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in Deutsche Bank’s analyses, Deutsche Bank assumed, with the knowledge and permission of the Board of Directors, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Great Wolf Resorts as to the matters covered thereby and that such forecasts will be realized in the amounts and time periods currently estimated by Great Wolf Resorts. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion was necessarily based upon the economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of such opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which it becomes aware after the date of the opinion.

For purposes of rendering its opinion, Deutsche Bank has assumed, with Great Wolf Resorts’ knowledge and permission, that in all respects material to its analysis:

—
the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, will be consummated in accordance with the terms of the Merger Agreement, as amended by the Third Merger Agreement Amendment, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis; and

—
all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, if any, will be obtained and in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to Deutsche Bank’s analysis.

Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by the Board of Directors, the Company and their other advisors with respect to these issues.

Deutsche Bank’s Financial Analyses.   The following is a summary of the material financial analyses contained in the presentation that was made by Deutsche Bank to the Board of Directors of Great Wolf Resorts on April 20, 2012 and that were used by Deutsche Bank in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Deutsche Bank or the Board of Directors of Great Wolf Resorts. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s financial analyses. Certain financial, comparative and other analyses summarized below include information presented in tabular format. The tables must be read together with the text of each summary and are alone not a complete description of Deutsche Bank’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 19, 2012, and is not necessarily indicative of current market conditions. In performing its analyses, Deutsche Bank made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Great Wolf Resorts. None of Great Wolf Resorts, Deutsche Bank or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or to reflect the prices at which the businesses could actually be sold. The projections and/or estimates used in the preparation of Deutsche Bank’s analyses described below (the “Management Projections”) represent the sum of (i) the projections and/or estimates prepared by Great Wolf Resorts’ management without taking into account Great Wolf Resorts’ unconsolidated investments, primarily consisting of its 49% interest in the Grand Mound resort (“Unconsolidated Investments”) and (ii) the projections and/or estimates for the Unconsolidated Investments.

Analysis of Selected Publicly Traded Companies.   Deutsche Bank compared certain financial information and commonly used valuation measurements for Great Wolf Resorts to corresponding information and measurements for a group of three publicly traded lodging companies (consisting of Gaylord Entertainment Company, The Marcus Corporation and Red Lion Hotels Corporation (collectively, the “Lodging Companies”)) and for a group of three publicly traded leisure companies (consisting of Six Flags Entertainment Corp., Cedar Fair, L.P. and Vail Resorts, Inc. (collectively the “Leisure Companies”)). The Lodging Companies and the Leisure Companies are referred to as the “Selected Companies.” Such financial information and valuation measurements included, among other things, ratios of common equity market value as adjusted for debt and cash (“Enterprise Value”) to earnings before interest expense, income taxes and depreciation and amortization (“EBITDA”). To calculate the trading multiples for Great Wolf Resorts and the Selected Companies, Deutsche Bank used publicly available information concerning historical and projected financial performance and, in the case of Great Wolf Resorts, the Management Projections prepared by Great Wolf Resorts’ management.

Based on its analysis of the ratios of Enterprise Value to forward EBITDA (the “EBITDA Multiple”) for each of the Selected Companies, Deutsche Bank calculated a representative EBITDA Multiple range of 6.75x to 7.75x. Applying this multiple range to Management’s Projections of EBITDA for calendar year 2012 resulted, after accounting for approximately $536 million of Great Wolf Resorts net debt as of December 31, 2011 (including approximately $47 million in net debt associated with Unconsolidated Investments) (“Net Debt”), in a range of implied equity values per share of $3.07 to $5.95. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, is $7.85.

None of the companies utilized as a comparison are identical to Great Wolf Resorts. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

Analysis of Selected Precedent Transactions.

Comparable Transaction Analysis.   Deutsche Bank reviewed the financial terms, to the extent publicly available, of 15 mergers and acquisition transactions involving companies in the waterpark hotel industry (the “Waterpark Hotel Transactions”) and the theme park industry (“Theme Park Transactions” and together with the Waterpark Hotel Transactions, the “Selected Transactions”). Deutsche Bank calculated the acquisition EBITDA Multiples based on publicly available information for each of the Selected Transactions and compared them to the corresponding EBITDA Multiple in the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment. The transactions reviewed were:

Announcement Date	Target / Acquiror
Waterpark Hotel Transactions
March 2011	Sheboygan Blue Harbor Resort / New Frontiers Capital & Claremont Co.
February 2011	CoCo Key Waterpark portfolio / Various acquirers
May 2010	Radisson Hotel and Waterpark / Wheelock Street Capital

May 2009	Great Wolf Dells and Sandusky (30% ownership) / CNL
October 2005	Great Wolf Dells and Sandusky (70% ownership) / CNL
Theme Park Transactions
June 2011	Blackstone Group (50% share of Universal Orlando) / NBCUniversal
December 2010	Santa Monica Amusements / CNL Lifestyle Properties, Inc.
December 2009	Busch Entertainment Corp. / Blackstone Group
August 2007	Palace Entertainment Holding Inc. / Parques Reunidos
January 2007	Six Flags (7 water & theme parks) / CNL Income Properties
May 2006	Paramount Parks / Cedar Fair
February 2006	Palace Entertainment / MidOcean Partners LP
August 2005	Six Flags / Red Zone
July 2005	Legoland Parks / Blackstone Group
March 2004	Six Flags World of Adventures / Cedar Fair

Based on its analysis of the EBITDA Multiples for each of the Selected Transactions, Deutsche Bank calculated a representative EBITDA Multiple range of 7.0x to 8.5x. Applying this multiple range to Management’s Projections of EBITDA for calendar year 2012 resulted, after accounting for Net Debt, in a range of implied equity values per share of $3.73 to $7.97. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, is $7.85.

All multiples for the Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period of time during which the Selected Transactions occurred. Because the reasons for, and circumstances surrounding, each of the Selected Transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Great Wolf Resort’s business and the companies involved in the Selected Transactions and other transactions described herein, Deutsche Bank believes that a selected precedent transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the Deutsche Bank Opinion, concerning differences between the characteristics of these transactions and the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, that could affect the value of the subject companies and businesses and Great Wolf Resorts.

Per Key Analysis.   Deutsche Bank also reviewed the financial terms, to the extent publicly available, of 10 proposed, pending or completed mergers and acquisition transactions involving companies in the lodging industry (the “Lodging Transactions” and together with the Waterpark Hotel Transactions, the “Per Key Transactions”). The Lodging Transactions reviewed were:

Announcement Date	Target / Acquiror
Lodging Transactions
November 2011	Sonesta / RMR & HPT
October 2011	Innkeepers / Cerberus Capital & Chatham Lodging Trust
July 2011	Lodgeworks (20 properties) / Hyatt
July 2011	Hyatt (8 hotels) / Nobel
June 2011	Rosewood Hotels / New World Hospitality
May 2011	Tharaldson / ADIA
March 2011	Highland Hospitality / Ashford Hospitality
May 2010	Extended Stay Hotels / Centerbridge, Paulson & Co. and Blackstone
January 2010	Lodgian, Inc. / Lone Star Funds
December 2009	Interstate Hotels & Resorts / Thayer Lodging and Jin Jiang Hotel

As part of its analysis of the Per Key Transactions, Deutsche Bank calculated a representative range of a target’s Enterprise Value (taking into account Unconsolidated Investments) per number of such target’s rooms of $180,500 to $200,000 (“Per Key Value”). Applying this range to the number of rooms owned by Great Wolf Resorts, resulted, after accounting for Net Debt, in a range of implied equity values per share of $0.00 to $1.76. While other Per Key Transactions showed lower Per Key Values, because of Great Wolf Resorts’ Net Debt, the low end of Deutsche Bank’s calculated range of implied equity values per share based on the Per Key Transactions resulted in a negative number. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, is $7.85.

Discounted Cash Flow Analysis.   Deutsche Bank performed a discounted cash flow analysis for Great Wolf Resorts based on Management’s Projections assuming no new conversion or development projects.  Using these projections, Deutsche Bank calculated the discounted cash flow values dated back to December 31, 2011 for Great Wolf Resorts as the sum of the net present values of (i) the estimated unlevered free cash flows that Great Wolf Resorts will generate for the calendar years 2012 through 2016, plus (ii) the terminal value of Great Wolf Resorts.  The terminal value of Great Wolf Resorts was calculated based on estimates of Adjusted EBITDA for calendar year 2017 and a representative range of multiples of 6.75x to 7.75x.  Deutsche Bank estimated 2017 Adjusted EBITDA of $106.5 million by applying an estimated growth rate to Great Wolf Resorts’ 2016 Management Projections. 1   The multiples range was based on a review of current trading multiples for the Selected Companies and also factored in the historic discount that Great Wolf had traded to such Selected Companies over the past three years.  Deutsche Bank used discount rates ranging from 12.5% to 15.0%, based on its judgment of Great Wolf Resorts’ estimated weighted average cost of capital, as adjusted upward to account for Great Wolf Resorts’ high ratio of debt to equity.  Among the inputs Deutsche Bank used in calculating the WACC was a debt-to-total-capital ratio of 36.6%.  This ratio was identical to the median debt-to-total capital ratio of the Selected Companies.  This analysis, after accounting for Net Debt, indicated a range of implied equity values per share of $4.32 to $8.15.  Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, is $7.85.

Leveraged Buyout Analysis.   Deutsche Bank performed a leveraged buyout analysis to estimate theoretical prices at which a financial sponsor might effect a leveraged buyout of Great Wolf Resorts using a debt capital structure consistent with the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment. This analysis was based on the same projections described above. Assumptions used in Deutsche Bank’s analysis included financial sponsors targeting internal rates of return of 20% to 25% (which is based on Deutsche Bank’s judgment of typical equity returns targeted by financial sponsors) over their investment horizons and an exit EBITDA Multiple range of 7.5x to 9.0x (which is based on the range of entry multiples observed in these types of transactions). Based on those projections and assumptions, among others, Deutsche Bank calculated, after accounting for Net Debt, a range of implied equity values per share of $6.10 to $7.56 at which a financial buyer might be willing to pay to acquire Great Wolf Resorts. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, is $7.85.

Equity Research Analysts’ Future Price Targets.   Deutsche Bank reviewed the future public market trading price targets for the Common Shares prepared and published by equity research analysts prior to April 19, 2012 using the unaffected target prices issued prior to March 13, 2012. These forward targets reflected each analyst’s estimate of the future public market trading price of the Common Shares and are not discounted to reflect present values. While noting that there are limited price forecast targets, as of February 23, 2012, one equity analyst had set a one-year price target for Great Wolf Resorts at $5.00 per share, and another equity analyst had set a two-year price target at $6.00 per share. These price targets, when discounted to present value using a 16.5% cost of equity (based on Deutsche Bank’s judgment of Great Wolf Resorts’ estimated cost of equity), resulted in a range of analyst future price targets per share of $4.29 to $4.42. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, is $7.85. The public market trading prices published by equity research analysts do not necessarily reflect current market trading prices of the Common Shares and these estimates are subject to uncertainties, including the future financial performance of Great Wolf Resorts and future financial market conditions.

Premia Paid Analysis.   Deutsche Bank performed a premia paid analysis based upon the premia paid in certain merger and acquisition transactions identified since 2007. Deutsche Bank considered 101 precedent transactions involving a U.S. target with an aggregate value greater than $500 million and less than $1 billion. Deutsche Bank analyzed the transactions to determine the premia paid for the target as determined using the stock price on the date that is 20 days and 1 day prior to the announcement of each such deal. Based on this analysis, Deutsche Bank selected a representative premia range of 30-40% for both time periods and applied this range to

1 When adjusted to include Great Wolf Resorts’ share of EBITDA from unconsolidated affiliates, estimated 2017 EBITDA was $113.0 million.

Great Wolf Resorts’ stock price on March 12, 2012 to derive an implied equity value per share range of $5.41 to $5.82 and $4.63 to $4.98, respectively. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, is $7.85. All premia considered were based on public information available at the time of announcement of such transaction, without taking into account differing market conditions during the period during which the transactions occurred.

General.   The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Board of Directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Board of Directors that the Transaction Consideration was fair, from a financial point of view, to the holders of Common Shares (other than Parent and any subsidiary of Parent that holds Common Shares) and does not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Great Wolf Resort management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Great Wolf Resorts’ control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Great Wolf Resorts or their respective advisors, neither Great Wolf Resorts nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, were determined through negotiations between Great Wolf Resorts and Apollo Management and were approved by the Board of Directors. Although Deutsche Bank provided advice to Great Wolf Resorts during the course of these negotiations, the decision to enter into the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, was solely that of the Board of Directors. As described above, the opinion and presentation of Deutsche Bank to the Board of Directors were only one of a number of factors taken into consideration by the Board of Directors in making its determination to approve the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment. Deutsche Bank’s opinion was provided to the Board of Directors and the Strategic Review Committee to assist it in connection with its consideration of the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, and does not constitute a recommendation to any holder of the Common Shares as to whether they should tender shares in the Offer or as to how to vote with respect to the Merger.

Great Wolf Resorts selected Deutsche Bank as financial advisor in connection with the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Great Wolf Resorts retained Deutsche Bank pursuant to an engagement letter dated as of July 28, 2011 (the “Engagement Letter”). As compensation for Deutsche Bank’s services in connection with the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, Great Wolf Resorts has paid or agreed to pay to Deutsche Bank the following fees:

(a)     a retainer fee of $100,000 paid upon the execution of the Engagement Letter;

(b)     a fee of $750,000 upon delivery of its fairness opinion (or upon notice from Deutsche Bank that it was unable to render the opinion), which shall reduce the transaction fee paid in connection with the consummation of the merger or any fee payable pursuant to (c) below;

(c)     a transaction fee equal to 0.70% of the total amount of cash and fair market value (on the date which is five days prior to the consummation of the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment) of all property paid or payable directly or indirectly to Great Wolf Resorts or any of its securityholders in connection with such transactions (including customary add-backs) (the “Aggregate Consideration”), up to and including an offer price of $6.00 per share, plus 1.00% of the Aggregate Consideration in excess of an offer price of $6.00 per share (against which the retainer fee and opinion fee will be credited). Notwithstanding the foregoing, the total transaction fee may not exceed 0.80% of the Aggregate Consideration.

Regardless of whether the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, are consummated, Great Wolf Resorts has agreed to reimburse Deutsche Bank for reasonable and documented fees, expenses and disbursements of Deutsche Bank’s outside counsel and all of Deutsche Bank’s reasonable and documented travel and other reasonable and documented out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment, or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter; provided, that without the prior written consent of Great Wolf Resorts (such consent not to be unreasonably withheld), Great Wolf Resorts shall not be required to reimburse Deutsche Bank for any amounts in excess of $50,000 with respect to such fees, expenses and disbursements payable to its outside counsel and $25,000 in aggregate with respect to such out-of-pocket expenses. Great Wolf Resorts has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the transactions contemplated by the Merger Agreement, as amended by the Third Merger Agreement Amendment.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Apollo Funds or their affiliates for which they have received, and in the future may receive, compensation, including acting as Joint Bookrunner on the $225 million senior secured notes offering for Apollo Investment Corporation in October 2010, acting as Lender on the $1,000 million amend and extend for an existing revolving credit facility for Apollo Management Holdings, L.P. in March 2011, acting as Joint Bookrunner on the $565 million Initial Public Offering of Apollo Global Management in March 2011 and acting as Lender on the $400 million term loan for AP Alternative Assets LP in December 2011. In addition, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Great Wolf Resorts or its affiliates for which they have received compensation, including acting as Joint Bookrunner for the $230 million first mortgage offering in March 2010 and acting as lender for the $56 million secured loan in July 2011. DB Group may provide investment and commercial banking services to the Apollo Funds and Great Wolf Resorts in the future, for which Deutsche Bank would expect DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Great Wolf Resorts and the Apollo Funds for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.”

ITEM 8.                   ADDITIONAL INFORMATION TO BE FURNISHED

1.             Item 8, Additional Information to be Furnished, subsection (c), “Golden Parachute Compensation” is hereby amended and supplemented by replacing the date in the first bullet under the heading “Golden Parachute Compensation” with “April 19, 2012”  and by replacing the price in the third bullet under the heading “Golden Parachute Compensation” with “$7.85”, on page 41 of the Schedule 14D-9.

2.             Item 8, Additional Information to be Furnished, subsection (c), “Golden Parachute Compensation” is hereby amended and supplemented by replacing, in its entirety, the table included in that section and the notes thereto, on pages 41-42 of the Schedule 14D-9, with the following:

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement $(4)	Other ($)	Totals ($)
Kimberley K. Schaefer	2,659,500	5,011,848	—	33,235	2,422,602	—	10,127,185
Chief Executive Officer

James A. Calder	1,518,340	2,301,958	—	21,945	1,127,809	—	4,970,052
Chief Financial Officer

Timothy D. Black	1,304,160	1,574,584	—	33,235	975,134	—	3,887,113
Executive Vice President—Operations

Alexander P. Lombardo	204,000	363,149	—	—	—	—	567,149
Treasurer

J. Scott Maupin	275,000	204,100	—	—	—	—	497,100
Senior Vice President—Operations

(1)
The amounts in this column for Ms. Schaefer, Mr. Calder and Mr. Black reflect a lump sum payment equal to two times the sum of (x) his or her base salary in effect on the assumed date of termination and (y) the amount of his or her most recently paid annual bonus. Base Salaries as of the effective time of the Merger for Ms. Schaefer, Mr. Calder and Mr. Black are expected to be $561,000, $392,700 and $319,770, respectively, and the most recently paid annual bonus as of the effective time of the Merger for Ms. Schaefer, Mr. Calder and Mr. Black were $768,750, $366,470 and $332,310, respectively. These severance amounts are “double trigger” payments, payable if the executive resigns for “good reason” or is terminated by the Company (other than for “cause” or a disability) within 180 days prior to, or 18 months following the effective date of a change in control, which would include the consummation of the Offer. The amounts reported in this column for Mr. Lombardo and Mr. Maupin reflect a lump sum payment equal to 12 months of the executive’s base salary in effect on the date of termination. Base salaries for Mr. Lombardo and Mr. Maupin as of the effective time of the Merger are expected to be $204,000 and $275,000, respectively. These severance amounts are “double trigger” payments, payable if the executive is terminated by the Company without “cause” within 12 months following a change in control, which would include the consummation of the Offer.

(2)
Represents the “single trigger” payments, payable as a result of the consummation of the Offer. The amounts in this column reflect the value of the cash Offer or Merger consideration payable in respect of unvested Restricted Shares, including Restricted Shares obtained from the conversion of MYPEGs, in each case, in accordance with the Merger Agreement and without regard to applicable tax withholding. The amounts for each NEO represent the following amounts: Ms. Schaefer: $2,665,577 for 339,564 Restricted Shares and $2,346,271 for 298,888 additional Restricted Shares obtained from the conversion of MYPEGs; Mr. Calder: $1,207,008 for 153,759 Restricted Shares and $1,094,949 for 139,484 additional Restricted Shares obtained from the conversion of MYPEGs; Mr. Black: $905,921 for 115,404 Restricted Shares and $668,663 for 85,180 additional Restricted Shares obtained from the conversion of MYPEGs; Mr. Lombardo: $363,149 for 46,261 Restricted Shares; and Mr. Maupin: $204,100 for 26,000 Restricted Shares.

(3)
The amounts reported in this column for Ms. Schaefer, Mr. Black and Mr. Calder reflect a lump sum payment equal to 36 times the Company’s monthly contribution on behalf of the executive under the insurance plan in which the executive currently participates. These severance amounts are “double trigger” payments, payable if the executive resigns for “good reason” or is terminated by the Company (other than for “cause” or a disability) within 180 days prior to, or 18 months following the effective date of a change in control, which would include the consummation of the Offer.

(4)
The amounts reported in this column represents Ms. Schaefer’s, Mr. Calder’s and Mr. Black’s right to receive a “gross-up” payment under their respective employment agreements in the event that the executive becomes subject to excise tax under Section 4999 of the Internal Revenue Code. The “gross-up” payments are “double trigger” payments, payable only if the executive incurs excise tax liabilities following a change in control, which would include the consummation of the Offer.

The consummation of the Third Amended Offer would qualify as a change of control under each of the agreements discussed above.

ITEM 9.                      EXHIBITS.

1.             Item 9 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(U)	Third Amendment and Supplement to the Offer to Purchase, dated April 20, 2012, incorporated by reference to Exhibit (a)(1)(O) to the Third Amended Schedule TO.
(a)(2)(D)	Deutsche Bank Fairness Opinion, dated April 20, 2012.
(e)(20)	Third Merger Agreement Amendment, dated as of April 20, 2012, among Parent, Merger Sub and the Company, incorporated by reference to Exhibit (d)(11) to the Third Amended Schedule TO.
(e)(21)	Third Equity Commitment Letter Amendment, dated April 20, 2012, incorporated by reference to Exhibit (d)(12) to the Third Amended Schedule TO.
(e)(22)	Third Limited Guarantee Amendment, dated April 20, 2012, incorporated by reference to Exhibit (d)(13) to the Third Amended Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT WOLF RESORTS, INC.

By:	/s/ James A. Calder
Name: James A. Calder
Title: Chief Financial Officer

Dated: April 20, 2012